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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of August 2003

                         Commission File Number 1-13522

                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                             16 Raffles Quay #26-00
                               Hong Leong Building
                                Singapore 048581
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F   X       Form 40-F
                                 -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes           No   X
                                 -----        -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                               TABLE OF CONTENTS

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-05478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

1.   Other Events

On August 8, 2003 in Singapore, the Company issued a press release announcing the declaration of certain dividends for the year ending December 31, 2003. A copy of the press release dated August 8, 2003 is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

2.   Exhibits

     1.1 Press release dated August 8, 2003.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 8, 2003


                                            CHINA YUCHAI INTERNATIONAL LIMITED

                                            By: /s/ Philip Ting Sii Tien
                                                --------------------------------
                                            Name:  Philip Ting Sii Tien
                                            Title: Chief Financial Officer
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                                  EXHIBIT INDEX


1.1   Press release dated August 8, 2003.